Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    December    2003



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

PINE VALLEY MINING CORPORATION MANAGEMENT CHANGES


VANCOUVER, BRITISH COLUMBIA, December 11, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") announces that Richard Palmer has resigned as President, Chief Executive Officer and director of the Company and Kevin Forbes, the interim Chief Financial Officer, has also tendered his resignation.

Graham Mackenzie has been appointed a director of the Company and appointed on an interim basis President and Chief Executive Officer of the Company. Graham has been Vice President of the Company overseeing the development of the Willow Creek coal project since March 2003.

Graham has extensive management, technical and operating experience within the coal industry, primarily with Peabody Resources Limited. In June 2000, Graham was appointed Mine Manager of the Bengalla Mine in the Hunter Valley, Australia and was instrumental in implementing the rapid expansion of mine capacity up to 6.5Mtpa. Additionally, Graham has solid experience in technical planning, equipment evaluation and coal preparation plant management and process change. Graham's qualifications include a Bachelor of Engineering, Civil from the Swinburne Institute of Technology and a New South Wales Coal Mine Managers Certificate of Competency, Open-Cut Mines.




PINE VALLEY MINING CORPORATION

"Mark Fields"
Richard Palmer
President and Chief Executive Officer
###
Contacts:
Graham Mackenzie                      Mark Fields
President & CEO                       Executive Vice President
(604) 682-4678                       (604) 682-4678
Vancouver, British Columbia, Canada
Graham.Mackenzie@radiant.net          markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.








                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    December 11, 2003                " Richard Palmer "
                                      President and Chief Executive Officer